Exhibit 99.1

Canadian Zinc Announces Results of Annual General and Special Meeting of Shareholders

CZN-TSX
CZICF-OTCQB

VANCOUVER, June 28, 2018 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) is pleased to report the voting results of the Annual General AND Special Meeting of Shareholders held on June 27, 2018 (the "Meeting"). A total of 123,132,049 common shares were voted, representing the votes attached to 46.27% of all outstanding common shares. Shareholders voted in favour of a motion to fix the number of directors for election at seven and in favour of the election of all director nominees. The percentage of votes cast for each director is as follows:

Directors	Votes for	Votes Withheld	Outcome
John F. Kearney	79,022,388 92.60%	6,311,834 7.40%	Elected
Robert J. (Don) MacDonald	83,399,884 97.73%	1,934,338 2.27%	Elected
Dave Nickerson	82,339,691 96.49%	2,994,531 3.51%	Elected
Jean-Charles Potvin	83,221,867 97.52%	2,112,355 2.48%	Elected
Malcolm J. A. Swallow	82,202,522 96.33%	3,131,700 3.67%	Elected
Ian R. Ward	81,997,469 96.09%	3,336,753 3.91%	Elected
John M. Warwick	82,947,907 97.20%	2,386,315 2.80%	Elected

Shareholders also voted in favour of the issuance of 100 million Units of the Company to RCF VI CAD LLC at a price of $0.20 per Unit, approving and ratifying an increase in the number of shares for issue under the Company's stock option plan, the arrangement to effect an internal reorganization such that the Company's common shares will be exchanged, subject to provisions respecting small lot shareholders, on a one-for-one basis for common shares of newly formed NorZinc Ltd. shares, and the appointment of KPMG LLP as the Company's auditor for the upcoming year.  Alan Taylor did not stand for re-election and the board thanks him for his service.

Following the Meeting, John F. Kearney retired as Chief Executive Officer and became non-executive Chairman of the Company, and Robert J. (Don) MacDonald was appointed Chief Executive Officer of the Company, in addition to his role as President.

Voting results are released in accordance with Toronto Stock Exchange requirements. Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-stage zinc-lead-silver property, located in the Northwest Territories.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: Don MacDonald, President and Chief Executive Officer, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 28-JUN-18